

August 2, 2012

Via E-mail
Joseph M. Nowicki
Chief Financial Officer
Spartan Motors, Inc.
1541 Reynolds Road
Charlotte, Michigan 48813

>   **Re: Spartan Motors, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 14, 2012**
>   **File No. 001-33582**

Dear Mr. Nowicki:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1. We note in the investor presentation (exhibit 99.1 of the Form 8-K filed March 19th) an emphasis on the company's shift from dependence on defense/government customers to delivery and service customers. We believe it would enhance an investor's understanding of the future direction of the company if a summary outlining the history of this change and the steps management has and continues to take are highlighted in a summary in MD&A. For example, a summary of the percentage of the business that was previously and is currently generated from government sources, and a discussion of management's plans for expanding the service and delivery operations (the new alliance with Isuzu and the introduction of new products, etc.) should be considered.

Note 1: General and Summary of Accounting Policies, page 47
Revenue Recognition

2. Please tell us what portion of your revenue was recognized from bill and hold transactions for 2011, 2010, and 2009 and the number of customers in which these arrangements relate. Also tell us the lag time between the recognition of the revenue and shipment of the products. Lastly, tell us whether the payment terms for these customers differs from normal credit terms, and if so, why.

Note 4: Inventory, page 57

3. Please tell us why the balance in work in process has increased 94% from 2010 to 2011.

Note 13: Commitments and Contingent Liabilities, page 69
Chassis Agreements

4. Please provide more detail regarding the inventory agreement with GM that allows them to draw against your line of credit and tell us how you determined that it is appropriate to not reflect the related draws on your balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202- 551-3816 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief